UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Neoleukin Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

64049K104

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

July 17, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

(Continued on the following pages)

(Page 1 of 15 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64049K104	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,040,817 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,040,817 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,040,817 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 6,115,827 shares of common stock (“Common Stock”) of Neoleukin Therapeutics, Inc. (the “Issuer”) issuable upon the exercise of 6,115,827 Pre-Funded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described therein) and 103,250 shares of Common Stock underlying 103,250 non-qualified options exercisable for Common Stock (“Stock Options”).
(2)	Based on 44,021,429 shares of Common Stock outstanding as of July 14, 2023, as disclosed in the Merger Agreement (as defined in Item 4) filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 8, 2023.

CUSIP No. 64049K104	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,040,817 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,040,817 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,040,817 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 6,115,827 shares of Common Stock issuable upon the exercise of 6,115,827 Pre-Funded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described therein) and 103,250 shares of Common Stock underlying 103,250 Stock Options.
(2)	Based on 44,021,429 shares of Common Stock outstanding as of July 14, 2023, as disclosed in the Merger Agreement (as defined in Item 4) filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on July 18, 2023.

CUSIP No. 64049K104	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 10,043,077 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,043,077 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,043,077 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 6,115,827 shares of Common Stock issuable upon the exercise of 6,115,827 Pre-Funded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described therein) and 103,250 shares of Common Stock underlying 103,250 Stock Options.
(2)	Based on 44,021,429 shares of Common Stock outstanding as of July 14, 2023, as disclosed in the Merger Agreement (as defined in Item 4) filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on July 18, 2023.

CUSIP No. 64049K104	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 10,043,077 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,043,077 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,043,077 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 6,115,827 shares of Common Stock issuable upon the exercise of 6,115,827 Pre-Funded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described therein) and 103,250 shares of Common Stock underlying 103,250 Stock Options.
(2)	Based on 44,021,429 shares of Common Stock outstanding as of July 14, 2023, as disclosed in the Merger Agreement (as defined in Item 4) filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on July 18, 2023.

Amendment No. 14 to Schedule 13D

This Amendment No. 14 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”) and their respective general partners, the Funds respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

Merger Agreement

On July 17, 2023, Neoleukin Therapeutics, Inc. (the “Issuer”), Project North Merger Sub, Inc., a wholly owned subsidiary of Issuer (“Merger Sub”), and Neurogene Inc. (“Neurogene”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Neurogene, with Neurogene continuing as a wholly owned subsidiary of the Issuer and the surviving corporation of the merger (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger: (a) each then-outstanding share of Neurogene capital stock (including shares of Neurogene common stock (the “Neurogene Common Stock”), shares of Neurogene preferred stock, and shares of Neurogene common stock issued in the Financing Transaction (as defined below)) will be converted into the right to receive a number of shares of common stock of the Issuer (“Common Stock”) or pre-funded warrants (“Issuer Pre-Funded Warrants”) entitling the holder thereof to purchase shares of Common Stock, as elected by the Neurogene stockholder and calculated in accordance with the Merger Agreement; (b) each then-outstanding pre-funded warrant to purchase shares of Neurogene Common Stock (including pre-funded warrants to purchase shares of Neurogene Common Stock issued in the Financing Transaction) (“Neurogene Pre-Funded Warrants”) shall convert into an Issuer Pre-Funded Warrant, subject to adjustment as set forth in the Merger Agreement; (c) each then-outstanding option to purchase Neurogene Common Stock will be assumed by Issuer, subject to adjustment as set forth in the Merger Agreement; and (d) each then-outstanding Neurogene restricted stock unit will be assumed by Issuer, subject to adjustment as set forth in the Merger Agreement. Under the terms of the Merger Agreement, prior to the closing of the Merger, the board of directors of Issuer (the “Board”) will take actions to (i) accelerate the vesting of each then-outstanding option to purchase Common Stock with an exercise price below $3.78 per share that is held by a current employee, director or consultant of Issuer as of immediately prior to the closing, or who ceases to be a current employee, director or consultant of the Issuer as of immediately prior to the closing, subject to the terms and conditions set forth in the Merger Agreement, (ii) accelerate the vesting of any unvested, time-based Issuer restricted stock units and (iii) deliver to the holders of such Issuer restricted stock units a number of shares of Common Stock equal to the number of vested and unsettled shares underlying such Issuer restricted stock units, in each case, in accordance with the terms of the Merger Agreement.

Under the exchange ratio formula in the Merger Agreement (the “Exchange Ratio”), and as more fully set forth in the Merger Agreement, upon the closing of the Merger, on a pro forma basis and based upon the number of shares of Common Stock expected to be issued in the Merger, pre-Merger Neurogene stockholders (including investors in the Financing Transaction described below) will own approximately 84% of the combined company and pre-Merger Issuer stockholders will own approximately 16% of the combined company, in each case, on an as-converted basis to reflect the exercise of any pre-funded warrants.

Additionally, at or prior to the effective time of the Merger (the “Effective Time”), the Issuer will enter into a Contingent Value Rights Agreement (“CVR Agreement”) pursuant to which pre-Merger Common Stock holders, holders of Issuer options outstanding as of the closing that are exercised after the closing, subject to the terms and conditions set forth in the CVR Agreement, and holders of Issuer Pre-Funded Warrants will receive one contingent value right (each, a “CVR”) for each outstanding share of Common Stock held by such stockholder, option holder or warrant holder on such date. Each such CVR will represent the contractual right to receive (a) certain net proceeds, if any, derived from any consideration that is paid to the Issuer as a result of the disposition of the Issuer’s pre-Merger legacy assets by June 30, 2029, (b) certain net savings, if any, realized by the Issuer in connection with the reduction of the Issuer’s legacy lease obligations, and (c) certain net proceeds, if any, derived from the Issuer’s anticipated sales tax refund from Washington State, in each case subject to the terms and conditions set forth in the CVR Agreement.

Issuer Support Agreement

On July 17, 2023, the Adviser, on behalf of itself and the Funds in their capacity as record or beneficial owners of Common Stock, entered into a Parent Stockholder Support Agreement (the “Issuer Support Agreement”) with the Issuer and Neurogene, pursuant to which the Adviser on behalf of itself and the Funds agreed, until the Expiration Date (as defined in the Issuer Support Agreement), to: (1) vote all shares of Common Stock held by the Funds in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative acquisition proposal; and (2) other than with the prior written consent of the Issuer and Neurogene, not transfer any of the Common Stock or Issuer Pre-Funded Warrants, or publicly announce their intention to do so, held by the Funds, except that the Issuer Support Agreement does not prevent the transfer of Common Stock or Issuer Pre-Funded Warrants (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Adviser, or an entity under common control or management with the Funds, (iii) to an immediate family member of a beneficial owner of the Common Stock or Issuer Pre-Funded Warrants held by the Funds, (iv) to any trust or other similar legal entity for the direct or indirect benefit of an immediate family member of a beneficial owner of Common Stock or Issuer Pre-Funded Warrants held by the Funds, or otherwise for estate tax or estate planning purposes, (v) by pro rata distributions from the Funds to its members, partners, or shareholders pursuant to the Funds’ organizational documents; provided, that in the cases of clauses (i)-(v), the applicable direct transferee (if any) of such transferred Common Stock or Issuer Pre-Funded Warrants shall have executed and delivered to the Issuer and Neurogene a support agreement substantially identical to the Issuer Support Agreement upon consummation of the transfer, and (vi) subsequent to the date that the Parent Stockholder Vote (as defined in the Merger Agreement) is obtained, transfer up to 25% of the Common Stock or Issuer Pre-Funded Warrants in any calendar year to any other person or persons, or (vii) as required by law.

In the event the Adviser fails to vote the shares of Common Stock held by the Funds as required by the Issuer Support Agreement, the Adviser shall be deemed to have granted to the Issuer and any individual designated by the Issuer an irrevocable proxy to vote the shares of Common Stock held by the Funds in accordance with the requirements of the Issuer Support Agreement.

The Issuer Support Agreement requires that the Issuer, from and after the Effective Time, indemnify, defend and hold harmless the Adviser and the Funds against any costs or expenses (including attorneys’ fees and expenses), amounts paid in settlement, judgments, fines, losses, claims, damages or liabilities incurred by any of them in connection with, arising out of or otherwise related to any third-party claim arising from or in connection with the execution of the Issuer Support Agreement and the transactions contemplated thereby, including the Merger.

The foregoing description of the Issuer Support Agreement is qualified in its entirety by reference to the full text of the Issuer Support Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

Neurogene Support Agreement

On July 17, 2023, the Adviser on behalf of itself and Life Sciences entered into a Company Stockholder Support Agreement (the “Neurogene Support Agreement”) with the Issuer and Neurogene pursuant to which the Adviser on behalf of Life Sciences agreed, until the Expiration Date (as defined in the Neurogene Support Agreement), to: (1) vote all of such Fund’s shares of Neurogene capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative acquisition proposal; and (2) other than with the prior written consent of the Issuer and Neurogene, refrain from transferring any such Neurogene capital stock or publicly announce their intention to transfer such shares, provided that the Neurogene Support Agreement does not prevent the transfer of Neurogene capital stock (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Adviser, or an entity under common control or management with such Fund, (iii) to an immediate family member of a beneficial owner of the shares held by such Fund, (iv) to any trust or other similar legal entity for the direct or indirect benefit of an immediate family member of a beneficial owner of the shares held by such Fund, or otherwise for estate tax or estate planning purposes, (v) by pro rata distributions from the Fund to its members, partners, or shareholders pursuant to such Fund’s organizational documents; provided, that in the cases of clauses (i)-(v), the applicable direct transferee (if any) of such transferred shares shall have executed and delivered to the Issuer and Neurogene a support agreement substantially identical to the Neurogene Support Agreement upon consummation of the transfer, and (vi) subsequent to the date that the Required Company Stockholder Vote (as defined in the Merger Agreement) is obtained, except to the extent such transfer is inconsistent with other agreement binding on the Advisor or the Fund, transfer up to 25% of such Neurogene capital stock in any calendar year, or (vii) to the extent required by applicable Law.

In the event the Adviser fails to vote the shares of Neurogene capital stock held by the Fund as required by the Neurogene Support Agreement, the Adviser shall be deemed to have granted to the Issuer and any individual designated by the Issuer an irrevocable proxy to vote the shares of Neurogene capital stock held by the Fund in accordance with the requirements of the Neurogene Support Agreement.

The Neurogene Support Agreement requires that Neurogene, from and after the Effective Time, indemnify, defend and hold harmless the Adviser and Life Sciences against any costs or expenses (including attorneys’ fees and expenses), amounts paid in settlement, judgments, fines, losses, claims, damages or liabilities incurred by any of them in connection with, arising out of or otherwise related to any third-party claim arising from or in connection with the execution of the Neurogene Support Agreement and the transactions contemplated thereby, including the Merger.

The foregoing description of the Neurogene Support Agreement is qualified in its entirety by reference to the full text of the Neurogene Support Agreement, which is filed as Exhibit 99.2 and is incorporated herein by reference.

Lock-up Agreements

On July 17, 2023, each of the Funds entered into Lock-Up Agreements with the Issuer and Neurogene (collectively, the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, the Funds agreed not to: (a) without the prior written consent of Neurogene, during the period commencing on the receipt of Required Company Stockholder Vote (as such term is defined in the Merger Agreement) and ending upon the earlier of (i) the closing of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms, solely with respect to any shares of Neurogene capital stock or any securities convertible into or exercisable or exchangeable for shares of Neurogene capital stock that are currently or hereafter owned by the Funds (the “Neurogene Shares”), and (b) without the prior written consent of Issuer, during the period commencing upon the closing of the Merger and ending on the date that is 180 days after the closing of the Merger, solely with respect to any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock (the “Issuer Shares” and collectively with the Neurogene Shares, the “Adviser Shares”), transfer any of the Adviser Shares or enter into certain derivative transactions with respect to Adviser Shares or make any demand for, or exercise any right with respect to, the registration of any Adviser Shares other than such rights set forth in the Merger Agreement. The Lock-Up Agreements do not restrict the transfer of (i) Common Stock or Issuer Pre-Funded Warrants issued in exchange for shares of Neurogene Common Stock or Neurogene Pre-Funded Warrants purchased in connection with the Financing Transaction, (ii) existing shares of Common Stock or Issuer Pre-Funded Warrants unrelated to the Merger, (iii) shares of Neurogene capital stock purchased on the open market following receipt of the Required Company Stockholder Vote, and (iv) any shares of Common Stock purchased following the closing of the Merger, each of which is not subject to the Lock-Up Agreements.

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full texts of the Lock-Up Agreement entered into by Life Sciences, which is filed as Exhibit 99.3, and the Lock-Up Agreement entered into by 667, which is filed as Exhibit 99.4, and both of which are incorporated herein by reference.

Subscription Agreement and Financing Transaction

On July 17, 2023, the Funds (together with other investors) entered into a Subscription Agreement with Neurogene (the “Subscription Agreement”), pursuant to which Neurogene agreed to issue and sell to such Funds, and the Funds agreed, subject to the terms and conditions of such agreement, to purchase immediately prior to the consummation of the Merger, Neurogene Pre-Funded Warrants for an aggregate purchase price of approximately $21.7 million. The consummation of the transactions contemplated by such agreement (the “Financing Transaction”) is conditioned on the satisfaction or waiver of the conditions set forth in the Merger Agreement and customary closing conditions set forth in the subscription agreement and is expected to occur immediately prior to the closing of the Merger.

Pursuant to the Financing Transaction, 667 and Life Sciences agreed to purchase 928,873 and 11,542,398 Neurogene Pre-Funded Warrants, respectively, at the offering price of $1.739999 per Neurogene Pre-Funded Warrant, totaling 12,471,271 Neurogene Pre-Funded Warrants in the aggregate. To the extent the Financing Transaction proceeds, each of 667 and Life Sciences will purchase the Neurogene Pre-Funded Warrants that the Funds are purchasing in the Financial Transaction with their working capital. Neurogene Pre-Funded Warrants issued pursuant to the Financing Transaction will be converted into Issuer Pre-Funded Warrants in the Merger in accordance with the Exchange Ratio discussed in the Merger Agreement.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of the Subscription Agreement, which is incorporated by reference as Exhibit 99.5 and is incorporated herein by reference.

Increase to Maximum Percentage on Various Issuer Pre-Funded Warrants

On July 18, 2023, the Adviser, on behalf of the Funds, submitted revocable written notice to the Issuer to increase the Maximum Percentage from 9.99% to 19.99% on the 1,199,122 and 10,283,888 Issuer Pre-Funded Warrants held by 667 and Life Sciences, respectively.

Director Issuer Support Agreement

On July 17, 2023, M. Cantey Boyd entered, in her personal capacity, into a Parent Stockholder Support Agreement with the Issuer and Neurogene (the “Director Issuer Support Agreement”) to: (1) vote all shares of Common Stock held by her in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative acquisition proposal, and (2) except as otherwise permitted in the Director Issuer Support Agreement, expiring on the Expiration Date (as defined in the Director Issuer Support Agreement), not transfer any Common Stock held by her, or publicly announce her intention to do so. Ms. Boyd, an employee of the Adviser, serves on the Board of the Issuer as a representative of the Funds.

The foregoing description of the Director Issuer Support Agreement is qualified in its entirety by reference to the full text of the Director Issuer Support Agreement, the form of which is incorporated by reference as Exhibit 99.6 and is incorporated herein by reference.

Director Neurogene Support Agreement

On July 17, 2023, Stephen Biggar, M.D., entered in his personal capacity into a Company Stockholder Support Agreement with the Issuer and Neurogene (the “Director Neurogene Support Agreement”) to: (1) vote any shares of Neurogene Common Stock held by him in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative acquisition proposal, and (2) except as otherwise permitted in the Director Neurogene Support Agreement, expiring on the Expiration Date (as defined in the Director Neurogene Support Agreement), not transfer any of the Neurogene Common Stock held by him, or publicly announce his intention to do so. Dr. Biggar, an employee of the Adviser, serves on the Board of Directors of Neurogene as a representative of the Funds.

The foregoing description of the Director Neurogene Support Agreement is qualified in its entirety by reference to the full text of the Director Neurogene Support Agreement, the form of which is incorporated by reference as Exhibit 99.7 and is incorporated herein by reference.

Director Lock-Up Agreements

On July 17, 2023, Dr. Biggar and Ms. Boyd, in their personal capacities, entered into Lock-Up Agreements (the “Director Lock-Up Agreements”) pursuant to which, subject to specified exceptions, each such signatory in their personal capacity agreed not to transfer any shares of Common Stock acquired in connection with the Merger (other than (i) existing shares of Common Stock unrelated to the Merger or the Financing Transaction, and (ii) any shares of Common Stock purchased following closing, each of which is not subject to the Director Lock-Up Agreements) for a period beginning with the closing of the Merger and continuing through 180 days following the closing of the Merger.

The foregoing description of the Director Lock-Up Agreements is qualified in its entirety by reference to the full text of the Director Lock-Up Agreements, the form of which is incorporated by reference as Exhibit 99.8 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The disclosures in Item 4 above are incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 14 are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of the Issuer Pre-Funded Warrants by the Funds, subject to the limitations on exercise described below.

Holder	Shares of Common Stock	Pre-Funded Warrants
667, L.P.	320,049	1,199,122
Baker Brothers Life Sciences, L.P.	3,501,691	10,283,888
Total	3,821,740	11,483,010

The Issuer Pre-Funded Warrants have no expiration date and are exercisable for Common Stock on a 1-for-1 basis subject to limitations on exercise discussed below. The Issuer Pre-Funded Warrants are only exercisable to the extent that upon giving effect or immediately prior to or after giving effect to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 19.99% of the outstanding shares of Common Stock (“Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.  As a result of this restriction, the number of shares that may be issued upon exercise of the Pre-Funded Warrants by the above holders may change depending upon changes in the amount of outstanding shares of Common Stock. On July 18, 2023, the Adviser on behalf of the Funds submitted revocable written notice to the Issuer to raise the Maximum Percentage from 9.99% to 19.99% on the 1,199,122 and 10,283,888 Issuer Pre-Funded Warrants held by 667 and Life Sciences, respectively. This increase in the Maximum Percentage will become effective on September 17, 2023.

Ms. Boyd currently serves on the Board as a representative of the Funds. Ms. Boyd holds 22,000 options to purchase Common Stock (“Stock Options”) at an exercise price of $2.82 expiring October 9, 2029, 25,000 Stock Options at an exercise price of $12.84 expiring May 4, 2030, 25,000 Stock Options at an exercise price of $11.40 expiring May 10, 2031, and 25,000 Stock Options at an exercise price of $1.07 expiring May 11, 2032, each of which are vested as of the date of this filing. On June 8, 2023, the Issuer granted Ms. Boyd 25,000 Stock Options at an exercise price of $0.79 per share, which vest in twelve equal monthly installments beginning on July 8, 2023 and expiring on June 7, 2033.

The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as directors of the Issuer. Therefore, Ms. Boyd will have no pecuniary interest in the Stock Options or Common Stock received from the exercise of Stock Options received as director’s compensation. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Common Stock received from the exercise of Stock Options received as director’s compensation.

The Adviser has voting and investment power over the Stock Options, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Ms. Boyd as director’s compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Ms. Boyd received as director’s compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker, as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker each directly hold 2,260 shares of Common Stock previously received from in-kind distributions.

(c) Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d)  Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference. The Issuer Support Agreement, Neurogene Support Agreement, Lock-Up Agreement entered into by Life Sciences, Lock-Up Agreement entered into by 667, Subscription Agreement, Director Issuer Support Agreement, Director Neurogene Support Agreement, and Director Lock-Up Agreements are filed or incorporated by reference, as applicable, as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6, Exhibit 99.7, and Exhibit 99.8, respectively, and are incorporated herein by reference.

Side Letter

On July 17, 2023, the Adviser entered into a side letter with the Issuer (the “Side Letter”) pursuant to which the parties agreed to the following:

Beginning on the date of closing of the Merger and continuing until the earliest date on which the Adviser and its affiliates (each, an “Investor”) no longer beneficially own, collectively, at least two-thirds of the Common Stock (including, for these purposes, Issuer Pre-Funded Warrants on an as-if-converted basis) that they own immediately upon closing of the Merger, at any time that any of these affiliates beneficially own, collectively, at least 12.5% of the then-outstanding voting Common Stock, the Issuer is obligated to support the nomination of, and cause its Board to include in the slate of nominees recommended to the Issuer’s stockholders for election as directors of the Issuer, one person designated by the Investor (the “Investor Designee”), subject to customary limitations around the suitability of this Investor Designee. In the event that the Investor Designee resigns his or her seat on the Board or is removed or otherwise fails to become or ceases to be a director for any reason, the Issuer shall cause the vacancy to be filled by the election or appointment of another director nominated by the Investor as soon as reasonably practicable in compliance with applicable laws, rules and regulations.

If the Issuer receives a written request from any Investor that may be deemed an “affiliate” (as defined for this purpose in Rule 144 of the Securities Act of 1933) of the Issuer, the Issuer agrees to enter into a registration rights agreement, in substantially the form attached to the Side Letter as Exhibit B (the “Affiliate Registration Rights Agreement”). Upon execution, the Affiliate Registration Rights Agreement would require the Issuer, following a request by any signatory to the Affiliate Registration Rights Agreement, to file, as soon as reasonably practicable following such demand and in any event within sixty days of such demand, a resale registration statement on Form S-3, or other appropriate form, covering the resale of Registrable Securities (as defined in the Affiliate Registration Rights Agreement) held by such signatory (the “Resale Registration Shelf”), and to use its reasonable best efforts to keep the Resale Registration Shelf effective until the earlier of such time that (i) all Registrable Securities covered by the Resale Registration Shelf have been sold or may be sold freely without limitations or restrictions as to volume or manner of sale pursuant to Rule 144, as amended, or (ii) all Registrable Securities covered by the Resale Registration Shelf otherwise cease to be considered Registrable Securities pursuant to the terms of the Affiliate Registration Rights Agreement. Upon execution, the Affiliate Registration Rights Agreement would confer on a signatory thereto the right to one underwritten public offering per calendar year, but no more than three underwritten public offerings in total, to effect the sale or distribution of its or their Registrable Securities, subject to specified exceptions, conditions and limitations. Upon execution, the Affiliate Registration Rights Agreement would continue in effect for up to ten years following the date of execution.

The Issuer also agreed that all actions (including resolutions) it takes pursuant to Section 6.15 of the Merger Agreement that could reasonably affect the Investors or their affiliates will be subject to the prior review, comment and approval of the Investors (such approval not to be unreasonably withheld).

Continuing until the earliest date on which the Investors and any of their affiliates, collectively, no longer beneficially own at least two-thirds of the Common Stock (including Issuer Pre-Funded Warrants, on an as-if-converted basis) that they own immediately upon the closing of the Merger, the Issuer agreed that it shall not at any time, either directly or indirectly or by amendment, merger, consolidation or otherwise, authorize, approve, or adopt any “evergreen” option plan or other equity incentive plan with respect to the Issuer or any of its subsidiaries pursuant to which the number of shares of Common Stock available for issuance as equity awards thereunder would increase automatically (without further stockholder approval) on an annual basis by an amount that exceeds 4% of the sum of (x) the total number of shares of capital stock of the Issuer then issued and outstanding plus (B) the total number of shares of capital stock of the Issuer subject to Issuer Pre-Funded Warrants, without the prior written consent of the Adviser.

The foregoing description of the Side Letter is qualified in its entirety by reference to the full text of the Side Letter, which is incorporated by reference as Exhibit 99.9 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Parent Stockholder Support Agreement, dated July 17, 2023, by and among Neurogene Inc., Neoleukin Therapeutics, Inc., and Baker Bros. Advisors LP on behalf of itself and Baker Brothers Life Sciences, L.P. and 667, L.P.
99.2	Company Stockholder Support Agreement, dated July 17, 2023, by and among Neurogene Inc., Neoleukin Therapeutics, Inc., and Baker Bros. Advisors LP on behalf of itself and Baker Brothers Life Sciences, L.P.
99.3	Lock-Up Agreement, dated July 17, 2023, by and among Neurogene Inc., Neoleukin Therapeutics, Inc., and Baker Brothers Life Sciences, L.P.
99.4	Lock-Up Agreement, dated July 17, 2023, by and among Neurogene Inc., Neoleukin Therapeutics, Inc., and 667, L.P.
99.5	Subscription Agreement, dated July 17, 2023, by and between Baker Brothers Life Sciences, L.P., 667, L.P., several other purchasers, and Neurogene Inc. (incorporated by reference to Exhibit C to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 18, 2023).
99.6	Form of Parent Support Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 18, 2023).
99.7	Form of Company Support Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 18, 2023).
99.8	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 18, 2023).
99.9	Letter Agreement, dated July 17, 2023, by and between Neoleukin Therapeutics, Inc. and Baker Bros. Advisors LP (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 18, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 19, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker